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                                                               EXHIBIT 4(b)(iii)

                                                                         12/4/01


                                    FORM OF

                              EMPLOYMENT AGREEMENT

                                WILLIAM E. DAVIS
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                               TABLE OF CONTENTS

                                                            PAGE
                                                            ----

1.0       Employment Period..............................     2

2.0       Position and Duties............................     2

3.0       Compensation...................................     4

4.0       Termination of Employment,.....................     7

5.0       Termination Procedures.........................    12

6.0       Non-Exclusivity of Rights......................    13

7.0       Full Settlement................................    13

8.0       Non-Competition Provision and Confidential
            Information..................................    14

9.0       Certain Additional Payments by the Company.....    16

10.0      Attorneys' Fees................................    21

11.0      Successors.....................................    22

12.0      Ownership of Work Product......................    23

13.0      Miscellaneous..................................    24
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                          PRIVILEGED AND CONFIDENTIAL

                              EMPLOYMENT AGREEMENT

     This Agreement by and between, NATIONAL GRID GROUP PLC, a public limited company incorporated under the laws of England and Wales with registration number 4031152 (National Grid), by NATIONAL GRID USA, a Delaware Corporation ("Company") and William E. Davis (the "Executive"), dated as of the _______ day of ________.

                                WITNESSETH THAT

     WHEREAS, the Executive is currently employed by Niagara Mohawk Holdings, Inc. (Niagara Mohawk) and is a party to an employment agreement between Niagara Mohawk and the Executive dated March 17, 1999 (Employment Agreement).

     WHEREAS, Niagara Mohawk and National Grid have entered into an Agreement and Plan of Merger and Scheme of Arrangement by and among National Grid, Niagara Mohawk, New National Grid Limited and Grid Delaware, Inc. dated September 4, 2000 (the Merger).

     WHEREAS, a result of the Merger, Niagara Mohawk will become a subsidiary of the Company.

     WHEREAS, the Company desires to foster the continuous employment of key management personnel and to provide for orderly succession of management following the effective date of the Merger (the "Effective Time"); and

     WHEREAS, the Company further wishes to provide for the employment by the Company of the Executive and the Executive wishes to serve National Grid, the Company, and its
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affiliates in the capacity and according to the terms and conditions set forth in this Agreement, and

     WHEREAS, this Agreement is the entire agreement amongst the parties concerning the subject matter hereof and subject to Section 1.2 below, supersedes all prior agreements concerning the same subject, including the Employment Agreement.

     NOW THEREFORE in consideration of the premises, mutual rights and obligations of the parties, the parties hereby agree as follows:

1.0  Employment Period.

     1.1 The Company shall employ the Executive, and the Executive shall serve the Company according to the terms and conditions set forth in this Agreement, for a period commencing as of the Effective Time as described in
Section 1.2 of the Merger and ending twenty four (24) months thereafter (the Employment Period), unless terminated earlier at the Executive's sole discretion, provided the Executive provides the Company with three (3) months prior written notice.

     1.2 This Agreement shall not be effective prior to the Effective Time. For all periods prior to, but not including, the Effective Time, the Executive's Employment Agreement shall remain in full force and effect.

2.0  Position and Duties.

     2.1 During the Employment Period, the Executive shall serve as Chairman of National Grid USA. The Executive's responsibilities as Chairman of National Grid USA shall include all aspects of the Company's and its subsidiaries' businesses. The Executive shall serve
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as an employee of the Company with such duties and responsibilities as are customarily assigned to such a position, and such other duties and responsibilities not inconsistent therewith as may from time to time be assigned to him by the Board of Directors of National Grid Group, PLC (Board). As Chairman of National Grid USA, the Executive shall report only to the Board.
The Executive shall be a member of the Board on the first day of the Employment Period, and the Board shall propose the Executive for re-election to the Board throughout the Employment Period. In addition, and without further compensation, the Executive shall serve as an Executive Director of National Grid, subject to ratification of National Grid's shareholders, and shall serve as a director and/or officer of one or more of the Company's other affiliates if so elected or appointed from time to time.

     2.2 During the Employment Period, and excluding any periods of vacation and sick leave to which the Executive is entitled, the Executive shall devote reasonable attention and time during normal business hours to the business and affairs of National Grid, the Company and its affiliates, as directed by the Board, and, to the extent necessary to discharge the responsibilities assigned to the Executive under this Agreement, use the Executive's reasonable best efforts to carry out such responsibilities faithfully and efficiently. It shall not be considered a violation of the foregoing for the Executive to serve on corporate, industry, civic, or charitable boards or committees or to pursue the Executive's personal, legal and/or financial affairs, so long as such activities do not materially interfere with the performance of the Executive's responsibilities as an employee of the Company in accordance with this Agreement.

     2.3 If at any time during the Employment Period, the Executive believes in furtherance of his duties as a Director of National Grid, that it is necessary and in the best
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interests of the Company to seek independent financial and/or legal advice pertaining to a Company matter, the Executive may do so at National Grid's expense. The Executive shall notify the Chairman or Secretary of National Grid at the time of taking such action.

     2.4 The Executive's principal place of business shall be located in Syracuse, New York. If the Company requires the Executive to relocate during the Employment Period to a location more than fifty (50) miles from Syracuse, New York, the Executive may terminate his employment with ten (10) days advance written notice to the Company and receive the benefits set forth in Section
4.3.4 of this Agreement.

3.0  Compensation.

     3.1 The Executive's compensation during the Employment Period, shall be determined by, and in the sole discretion of National Grid or any successor thereto, subject to this Article 3.0, Sections 4.3.1 and 4.3.2 and Article 9.0 below.

     3.2 If the Executive has not received a lump sum payment, taxes withheld, equal to four times his annual base salary in effect immediately before the Effective Time; the Company shall pay the Executive, said payment within ten
(10) business days following the Effective Time.

     3.3 Base Salary. During the Employment Period, the Executive shall receive an annual base salary of no less than Eight Hundred Twenty Thousand Dollars ($820,000), payable in accordance with the Company's regular payroll practices as in effect, from time to time, for senior officers. During the Employment Period, the annual base salary shall be reviewed on an annual basis according to the practices in effect at the time for the Company's senior officers.
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     3.4  Incentive Compensation.

          3.4.1 The Executive shall be deemed a participant in National Grid USA Companies' Incentive Compensation Plan Level I for purposes of incentive compensation. During the Employment Period, the Executive shall participate in annual bonus arrangements which shall be prorated, if applicable, the maximum opportunity for which shall comprise: (A) 50% of annual base salary, payable in cash (the "Annual Cash Bonus") and (B) 60% of the Annual Cash Bonus, payable in phantom or similar shares of National Grid stock and subject to a three year vesting requirement and such other terms and conditions as such incentive plan may provide, based on Company performance goals and standards as determined by National Grid. The Executive shall be eligible to participate in the above arrangements at a level (in terms of the amount and types of compensation that the Executive has the opportunity to receive and the terms thereof) no less favorable in the aggregate than those arrangements which are provided to National Grid USA's Chief Executive Officer (CEO).

          3.4.2 In addition, at the discretion of the National Grid Group Remuneration Committee, the Executive will participate in National Grid's Executive Stock Option Plan or any successor plan or scheme thereto at a level similar to that provided to the CEO.

     3.5 Retirement Benefits. During the Employment Period, the Executive shall participate in National Grid USA Companies executive supplemental retirement plan; provided however, as the Company will be paying the Executive a lump sum payment as a result of the Merger under Niagara Mohawk's Supplemental Executive Retirement Plan, Amended and

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Restated as of January 1, 1999, any future pension benefits from the Company will be offset by the annuity value of such lump sum payment, determined in accordance with the actuarial equivalence factors defined in the Company's pension plan.

     3.6 Welfare Benefit Plans. During the Employment Period, the Executive, the Executive's spouse, and their eligible dependants, if any, shall be eligible for participation in, and be covered by all welfare benefit plans and programs, provided by the Company in accordance with the terms and conditions of said programs, including without limitation the medical, hospitalization, prescription, disability, dental, sick leave, Life Insurance Program for Executives II (value will be 4x base salary), accidental death and travel accident insurance plans and programs, to the same extent as other senior officers of the Company. Notwithstanding the above, if the Executive's employment is terminated by the Company for any reason other than Cause, as defined in Section 4.3.3 below, or by the Executive with proper notice as required under Sections 1.1 or 2.4 of this Agreement; or upon termination of his employment at the conclusion of the Employment Period, then (i) the Executive and his eligible dependents shall be entitled to continue participation (the premiums for which will be paid by the Company) in the employee benefit plans of the Company providing medical, prescription, dental, and hospitalization benefits for the remainder of the Executive's or eligible dependent's life at a level at least equal to those provided by Niagara Mohawk to executives on March 26, 1997, (ii) the Executive shall be entitled to be covered by a life insurance policy providing a death benefit equal to 2.5x his base salary at the rate in effect at the time of termination, payable to a beneficiary or beneficiaries designated by the Executive (or if none, to his estate), the premium for which will be paid by the Company for the balance of the Executive's life, (iii) except for the
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continuation of SERP and any qualified pension plan coverage under Section 3.5 above which shall not be required, the Executive shall be entitled to continue participation (the premiums for which will be paid by the Company) in the other employee benefit plans of the Company for a four (4) year period from his date of termination; provided, however, that if the Executive cannot continue to participate in any of the Company's benefit plans, the Company shall otherwise provide equivalent benefits to the Executive and his dependents on the same after-tax basis as if continued participation had been permitted. Notwithstanding the foregoing, in the event the Executive becomes employed by another employer and becomes eligible to participate in an employee benefit plan of such employer, the benefits described herein shall be secondary to such benefits during the period of Executive's eligibility, but only to the extent that the Company reimburses the Executive for any increased cost and provides any additional benefits necessary to give the Executive the benefits provided hereunder.

     3.7 Vacation and Fringe Benefits. During the Employment Period, the Executive shall be entitled to six weeks vacation, plus twelve paid holidays per calendar year. In addition, the Executive shall be entitled to receive the financial consulting services of AYCO.

4.0  Termination of Employment.

     4.1 The Company shall continue to employ the Executive and the Executive shall continue to work for the Company during the Employment Period, unless this Agreement is terminated in accordance with Sections 1.1, 2.4 or one of the following provisions of Section 4.3 below.

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     4.2  If the Executive continues to work for the Company through the 24 month Employment Period or terminates his employment in accord with Section 1.1 above, upon conclusion of the Employment Period the Company shall pay the Executive the following Accrued Obligations.

     A. In a lump sum cash payment with appropriate taxes withheld, within thirty (30) days after the date of termination, the sum of the following:

          (i) any portion of the Executive's annual base salary through the date of termination that has not yet been paid;

          (ii) in respect to incentives awarded under Section 3.4 of this Agreement, an amount representing the target incentive compensation for the year that would otherwise vest and/or become payable within the year in which the date of termination occurs, computed by assuming that the amount of all such target incentive compensation would be equal to the amount of such target incentive compensation that the Executive would have been eligible to earn for such period, and multiplying that amount by a fraction the numerator of which is the number of days in such period through the date of termination, and the denominator of which is the total number of days in the relevant period;

          (iii) any compensation previously deferred by the Executive (together with any accrued interest or earnings thereon) that has not yet been paid; and

          (iv) any accrued but unpaid incentive compensation and/or vacation pay, and,


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     (B)  According to the terms of the applicable plan, at the times and in the manner set forth in the plan, the following:

          (i) any amounts owing under any deferred compensation or stock option plan,

          (ii)   any benefits required to be provided under Sections 3.5 and/or
                 3.6 of this Agreement; and

          (iii) any Excise Tax Payments required under Article 9.0 of this Agreement.

          4.3.1 Termination Due to Death. The Executive's employment shall terminate automatically upon the Executive's death during the term of this Agreement. If the Executive's employment is terminated by reason of the Executive's death during the Employment Period, the Company shall pay to the Executive's designated beneficiaries (or, if there is no such beneficiary, to the Executive's estate or legal representative) the Accrued Obligations set forth in Section 4.2 above.

          4.3.2 Termination Due to Disability. By notice to the Executive, the Company may terminate this Agreement upon the "Disability" of the Executive. The Executive shall be deemed to incur a Disability when (i) the Company's Medical Department or its representative who shall be a licensed physician, advises the Company that the Executive's physical or mental condition has rendered the Executive unable to perform the essential functions of the Executive's position in a reasonable manner, with or without reasonable accommodation and will continue to render him unable to perform the essential functions of the Executive's position in such manner, for a period exceeding twelve (12) consecutive months, or (ii) due to a physical or mental condition, the Executive has not performed the essential functions of the Executive's position in a


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     reasonable manner, with or without reasonable accommodation, for a period of twelve (12) consecutive months. Following termination of this Agreement pursuant to clause (i) of the preceding sentence of this Section 4.3.2, the Executive shall continue to receive his base salary under Section 3.3 of this Agreement for a period of twelve (12) months from the date of his Disability, reduced by any benefits payable during such period under the short-term disability plan and/or long-term disability plan in which the Executive is enrolled. Thereafter, or in the event of termination of this Agreement pursuant to clause (ii) of the preceding sentence, the Executive shall receive benefits under the applicable long-term disability plan in lieu of any further base salary under Section 3.3 of this Agreement and shall receive the benefits set forth in Section 4.2 B of this Agreement.

          4.3.3 Termination for Cause. The Company may only terminate the Executive's employment during the Employment Period for "Cause". For purposes of this Agreement "Cause" shall mean (i) the Executive is convicted of, or has pled guilty or nolo contendere to, a felony; (ii) the willful and continued failure by the Executive to perform substantially his duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness) after a demand for substantial performance is delivered to the Executive by the Company which specifically identifies the manner in which the Company believes the Executive has not substantially performed his duties; (iii) the Executive engages in conduct that constitutes gross neglect or willful misconduct in carrying out his duties under this Agreement involving material economic harm to National Grid, the Company or any of its affiliates; or (iv) the Executive has engaged in a material breach of Article 8.0 of this Agreement.

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     If the Executive's employment is terminated by the Company for Cause during the Employment Period, the Company shall only pay the Executive (i) his annual base salary through the date of termination, (ii) and the amount of any compensation previously deferred by the Executive and (iii) any accrued vacation, in each case to the extent not yet paid, and the Company shall have no further obligations under this Agreement, except as specified in Article 6.0 below.

     4.3.4 Termination Without Cause. If the Executive terminates his employment during the Employment Period in accord with Section 2.4 above or the Company terminates his employment without cause during the Employment Period, as defined in Section 4.3.3 above, the Company shall pay the Executive:

     (a) in a lump sum payment with appropriate taxes withheld, within thirty
(30) days after the date of termination, the sum of:
         (i)   the Accrued Obligations set forth in Section 4.2 above,
         (ii) that portion of the Executive's salary which he would have earned had he continued to be employed throughout the Employment Period, based upon his annual salary in effect at the time of his termination; and
         (iii) in respect to incentives awarded under Section 3.4.1, an amount which covers any incentive compensation payment not yet paid for the existing plan year and/or any incentive compensation payment for the remainder of the twenty four (24) month Employment



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               Period, based upon the target incentive compensation for the Plan
               Year in which the Executive's employment is terminated.

      (b) all reasonable fees and expenses of any executive recruiting or placement firm selected by the Executive for the purpose of seeking new employment until the Executive obtains outside employment or for a period of 24 months whichever comes first;

5.0  Termination Procedures.

     5.1 Notice of Termination. Any purported termination of the Executive's employment (other than by reason of death) shall be communicated by written Notice of Termination from one party hereto to the other party hereto in accordance with Section 13.3 hereof. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable details the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated.

     5.2 Termination for Cause. In order for termination to be effective under
         Section 4.3.3 above, the Executive must be notified in writing of any termination of his employment for "Cause," which writing shall set forth in reasonable detail the facts and circumstances relied upon therefor. Said notice must be delivered to the Executive within ninety
         (90) days after the Board both (1) has or should have knowledge of conduct of an event which allegedly constitutes "Cause" and (2) has reason to believe such conduct or event could be grounds for "Cause". In the event of such a termination notice, the Executive shall have ten
         (10) business days following




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receipt of said notice to cure his conduct, to the extent such cure is possible. If the Executive does not cure within the ten (10) business day period, his termination of employment shall be deemed to be for "Cause". Notwithstanding the foregoing, any determination of "Cause" must be made by the Board at a meeting called for the purpose of determining whether the Executive has engaged in conduct constituting "Cause", at which meeting the Executive will have a reasonable opportunity to be represented by counsel. A termination for "Cause" may be upheld only upon resolution approved by a majority vote of the members of the Board. If the Board does not make such determination, the termination shall be treated as a termination by the Company "without cause" and the Executive shall be entitled to the compensation set forth in Section
4.3.4 above.

6.0       Non-Exclusivity of Rights.    Except as provided in Articles 1.0, 3.0
and 4.0 of this Agreement, nothing in this Agreement shall prevent or limit the Executive's continuing or future participation in any plan, program, policy or practice provided by the Company or any of its affiliated companies for which the Executive may qualify. Vested benefits and other amounts that the Executive is otherwise entitled to receive under any other plan, policy, practice, or program of, National Grid, the Company or any of their affiliated companies on or after the date of termination shall be payable in accordance with the terms of each such plan, policy, practice, or program, as the case may be, except as explicitly modified by this Agreement.

7.0       Full Settlement.    Except as set forth in Article 10.0, the
Company's obligation to make the payments provided for in, and otherwise to perform its obligations under this Agreement shall
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not be affected by any set-off, recoupment, defense or other claim, right or action that the Company may have against the Executive or others. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement, the amount of any payment or benefit provided for in this Agreement shall not be reduced by any compensation earned by the Executive as the result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by the Executive to the Company, or otherwise.

8.0  Non-Competition Provision and Confidential Information.

     8.1  Non-Competition.    The Executive agrees that without the prior
written consent of the Board, during the Employment Period and for two (2) years thereafter, the Executive shall not, for himself or on behalf of any other party, partnership, corporation or company as a shareholder, officer, director, partner, consultant, or otherwise, engage directly or indirectly, or acquire any financial or beneficial interest in (except as provided in the next sentence), or provide consulting services to, be employed by, or own, manage, operate or control any business which is in competition with a business engaged in by National Grid, the Company or any of their subsidiaries or affiliates in any state of the United States in which any of them are engaged in business at the time of such termination of employment for as long as they carry on a business therein. Notwithstanding the preceding sentence, the Executive shall not be prohibited from owning less than five (5%) percent of any publicly traded corporation, whether or not such corporation is in competition with National Grid, or the Company or any of their subsidiaries or affiliates.
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                                       15

     The Executive hereby covenants and agrees that, at all times during the period of his employment and for a period of two (2) years immediately following the termination thereof, for any reason, the Executive shall not employ or seek to employ any person employed at that time by National Grid, the Company or any of their subsidiaries or affiliates, or otherwise encourage or entice such person or entity to leave such employment.

     8.2 Confidential Information. The Executive agrees to keep secret and retain in the strictest confidence all confidential matters which relate to National Grid, the Company and their subsidiaries and affiliates, including, without limitation, customer lists, client lists, trade secrets, pricing policies and other business affairs of National Grid, the Company, their subsidiaries and affiliates and their predecessors and their subsidiaries and affiliates, learned by him from National Grid, the Company, their subsidiaries or affiliates, their predecessors and their subsidiaries and affiliates, or otherwise, before or after the date of this Agreement, and shall not disclose any such confidential matters to anyone outside National Grid, the Company, or any of their subsidiaries or affiliates, whether during or after his period Employment Period, except (i) as such disclosure may be required or appropriate in connection with his work as an employee of the Company, its parent or their affiliates or subsidiaries or (ii) when required to do so by a court of law, by any governmental agency having supervisory authority over the business of National Grid, the Company or their subsidiaries or affiliates or by any administrative or legislative body (including a committee thereof) with apparent jurisdiction to order him to divulge, disclose or make accessible such information. The Executive agrees to give the Company advance written notice of any disclosure pursuant to clause (ii) of the preceding sentence and to cooperate with any efforts by the Company to limit the extent of such disclosure. Upon request by the

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Company, the Executive agrees to deliver promptly to the Company upon termination of his services for the Company or National Grid, or at any time thereafter, as the Company may request, all Company, National Grid and their subsidiaries and affiliates and their predecessors property, memoranda, notes, records, reports, manuals, drawings, designs, or computer files in any media and any other documents (and all copies thereof) relating to the business of National Grid, the Company, their predecessors or any of their subsidiaries or affiliates which he may then possess or have under his direct control, other than personal notes, diaries, correspondence or rolodexes.

     8.3 It is the intention of the parties hereto that the restrictions contained in this Article 8.0 be enforceable to the fullest extent permitted by applicable law. Therefore, to the extent any court of competent jurisdiction shall determine that any portion of the foregoing restrictions is excessive, such provision shall not be entirely void, but rather shall be limited or revised only to the extent necessary to make it enforceable. Moreover, if any court of competent jurisdiction should hold that any portion of the foregoing descriptions is overly broad in time, scope, or area, it is expressly agreed that such provision shall be reformed to the maximum degree that would not render it unenforceable.

9.0  Certain Additional Payments by the Company.

     9.1 Excise Tax Payment by the Company. Notwithstanding anything in this Agreement to the contrary, in the event it shall be determined that any payment, award, benefit or distribution (or any acceleration of any payment, award, benefit or distribution) by the Company or any of its affiliates to or for the benefit of the Executive, whether pursuant to the terms of this

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Agreement or otherwise, but determined without regard to any additional payments required under this Section 9.1 (the "Payments") would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then the Company shall pay to the Executive (or to the Internal Revenue Service on behalf of the Executive) an additional payment (a "Gross-Up Payment") in an amount such that after payment by the Executive of all taxes (including any Excise Tax) imposed upon the Gross-Up Payment, the Executive retains (or has had paid to the Internal Revenue Service on his behalf) an amount of the Gross-Up Payment equal to the sum of (x) the Excise Tax imposed upon the Payments and (y) the product of any deductions disallowed because of the inclusion of the Gross-Up Payment in the Executive's adjusted gross income and the highest applicable marginal rate of federal income taxation for the calendar year in which the Gross-Up Payment is to be made. For purposes of determining the amount of the Gross-Up Payment, the Executive shall be deemed to (i) pay federal income taxes at the highest marginal rates of federal income taxation for the calendar year in which the Gross-Up Payment is to be made,
(ii) pay applicable state and local income taxes at the highest marginal rate of taxation for the calendar year in which the Gross-Up Payment is to be made, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes and (iii) have otherwise allowable deductions for federal income tax purposes at least equal to the Gross-Up Payment.

          9.1.1 All determinations required to be made under Section 9.1 above, including whether and when a Gross-Up Payment is required, the amount of such Gross-Up

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     Payment and the assumptions to be utilized in arriving at such determinations, shall be made by a PricewaterhouseCoopers (PWC) (the "Accounting Firm") which shall provide detailed supporting calculations both to the Company and the Executive within fifteen (15) business days of the receipt of notice from the Company that there has been a Payment, or such earlier time as is requested by the Company (collectively, the "Determination"). All fees and expenses of the Accounting Firm shall be borne solely by the Company and the Company shall enter into any agreement requested by the Accounting Firm in connection with the performance of the services hereunder. The Gross-Up Payment under Section 9.1 above with respect to any Payments shall be made no later than thirty (30) days following such Payment. If the Accounting Firm determines that no Excise Tax is payable by the Executive, it shall furnish the Executive with a written opinion to such effect, and to the effect that failure to report the Excise Tax, if any, on the Executive's applicable federal income tax return will not result in the imposition of a negligence or similar penalty. The Determination by the Accounting Firm shall be binding upon the Company and the Executive.

          As a result of the uncertainty in the application of Section 4999 of the Code at the time of the Determination, it is possible that Gross-Up Payments which will not have been made by the Company should have been made ("Underpayment") or Gross-Up Payments are made by the Company which should not have been made ("Overpayment"), consistent with the calculations required to be made hereunder. In the event that the Executive thereafter is required to make payment of any Excise Tax or additional Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment

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                                       19


(together with interest at the rate provided in Section 1274(b)(2)(B) of the Code) shall be promptly paid by the Company to or for the benefit of the Executive. In the event the amount of Gross-Up Payment exceeds the amount necessary to reimburse the Executive for his Excise Tax, the Accounting Firm shall determine the amount of the Overpayment that has been made and any such Overpayment (together with interest at the rate provided in Section 1274(b)(2) of the Code) shall be promptly paid by the Executive (to the extent he has received a refund if the applicable Excise Tax has been paid to the Internal Revenue Service) to or for the benefit of the Company. The Executive shall cooperate, to the extent the Company reimburses his expenses, with any reasonable requests by the Company in connection with any contests or disputes with the Internal Revenue Service in connection with the Excise Tax.

          9.1.2 The Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Underpayment. Such notification shall be given as soon as practicable but no later than fifteen (15) business days after the Executive knows of such claim, and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the period ending on the date that any payment of taxes with respect to such claim is due or the thirty (30) day period following the date on which the Executive gives such notice to the Company, whichever occurs first. If the Company notifies the Executive in writing prior to the expiration of such period that it desires to contest such claim, the Executive shall (i) give the Company any information reasonably requested by the Company relating to such claim, (ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company, (iii) cooperate with the Company in good faith in order to effectively contest such claim, and (iv) permit the Company to participate in any proceedings relating to such claim; provided, however, that (a) the Company shall bear and pay directly all costs and expenses (including attorneys fees and any additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Executive harmless, on an after-tax basis, upon demand for any reasonable and verifiable incidental costs and expenses incurred by the Executive in connection with such contest, and for any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of such representation and payment of costs and expenses, (b) the Executive shall not be required to continue such contest if the Company fails to timely pay amounts due under (a) above of, if the Executive is advised in writing by counsel, and provides the Company with a copy of such advice, that any position or action taken by the Company in connection with the contest may result in civil or criminal liability to the Executive other than for the amount of Underpayment, expenses, civil penalties, and/or interest, reimbursed by the Company under
     (a) above; and (c) any information provided to the Company or its counsel hereunder shall be treated as confidential and shall not be used for any purpose than pursuit of the contest hereunder. Subject to the foregoing provisions of this Section 9.1.2, the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect to such claim and may, at its sole option, either direct the Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs the Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the Executive, on an interest-free basis and shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax and income tax, including interest and/or penalties with respect thereto, imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other authority.

10.0 Attorneys' Fees. The Company shall pay to the Executive, within thirty
(30) days following submission of a written statement of the expenditure, and to the fullest extent permitted by law, (i) all legal fees, court costs and litigation expenses reasonably incurred by the

Executive as a result of any contest by the Company, the Executive, or others regarding the validity or enforceability of or liability under, or otherwise involving, any provision of this Agreement or (ii) any counsel fees incurred by the Executive seeking counsel for the purpose set forth in Section 9.1.2 (b) above (except to the extent it is determined by a final and non-appealable order of court of competent jurisdiction, mediator or arbitrator, as the case may be, that the Executive's claim is, or claims are, frivolous or without merit, in which case the Executive shall bear all such fees and expenses), together with interest on any delayed payment at the applicable federal rate provided for in Section 7872(f)(2)(A) of the Code. If the court, mediator, or arbitrator determines that the Executive' claim(s) is frivolous or advanced in bad faith, the Executive shall reimburse the Company for all such fees and expenses previously paid by the Company within fifteen (15) days of the court, mediator, or arbitrator's decision. Provided further, if the Executive fails to reimburse the Company as set forth herein, the Company may offset said amount against any payment due the Executive.

11.0 Successors.

     11.1 This Agreement is personal to the Executive and, without the prior written consent of the Chief Executive Officer of National Grid, shall not be assignable by the Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Executive's legal representatives. If the Executive shall die while any amount would still be payable to the Executive hereunder (other than amounts which, by their terms, terminate upon the death of the Executive) if the Executive had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the executors, personal representatives or administrators of the Executive's estate.

     11.2 This Agreement shall inure to the benefit of and be binding upon National Grid, the Company and their successors and assigns.

     11.3 National Grid and/or the Company shall require any successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company or National Grid, as applicable, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that National Grid and/or the Company would have been required to perform it if no such succession had taken place.

12.0 Ownership of Work Product.

     12.1 Any and all improvements, inventions, discoveries, formulae, processes, methods, know-how, confidential data, trade secrets and other proprietary information (collectively, "Work Product") within the scope of any business of the Company, National Grid or any of their affiliates or subsidiaries which the Executive may conceive or make or have conceived or made during the Executive's employment with the Company or a Niagara Mohawk company, shall be and are the sole and exclusive property of the Company, and that the Executive, whenever requested to do so by the Company, at the Company's expense, shall execute and sign any and all applications, assignments or other instruments and do all other things which the Company may deem necessary or appropriate (i) to apply for, obtain, maintain, enforce, or defend in the United States or any foreign country, or (ii) to assign, transfer, convey or otherwise make available to the Company the sole and exclusive right, title and interest in and to any Work Product.

13.0 Miscellaneous.

     13.1 Waiver and Election of Remedies. Waiver by a party of any term, condition or provision of this Agreement shall not be considered a waiver of that term, condition or provision in the future or of any other term, condition, or provision, and any provision hereof may be waived only by an instrument in writing signed by the party against whom or which enforcement of such waiver is sought. The failure of a party, at anytime, to require the performance by the another party of any provision hereof, shall in no way affect the full right to require such performance at anytime thereafter.

     13.2 Severability. In the event that any portion or part of this Agreement is deemed invalid, against public policy, void or otherwise unenforceable by a court of law, the parties shall negotiate an equitable adjustment in the affected provision of this Agreement; however, the validity and enforceability of the remaining portions hereof shall otherwise be fully enforceable.

     13.3 Notice. All notices and other communications required or desired under this Agreement shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, or by overnight delivery addressed as follows:

If to the Executive:     William E. Davis

                         ______________________


                         ______________________


If to the Company:       National Grid USA

                         25 Research Drive
                         Westborough, MA 01582
                         Attention: General Counsel


With copy to:

                         The National Grid Group PLC
                         National Grid House
                         Kirby Corner Road
                         Coventry CV4 8JY
                         United Kingdom
                         Attention: General Counsel


If to National Grid:     _____________________ The National Grid Group PLC
                         National Grid House
                         Kirby Corner Road
                         Coventry CV4 8JY
                         United Kingdom
                         Attention: General Counsel


With copy to:            General Counsel


or to such other address as either party furnishes to the other in writing in accordance with this Section 13.3. Notices and communications shall be effective when actually received by the addressee.

     13.4 Captions and Paragraph Headings. The captions and paragraph headings used in this Agreement are for convenience only and are not to be construed as a part of this Agreement.

     13.5 Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts. The Executive agrees to submit to the personal jurisdiction of the Massachusetts courts in respect to any matter or dispute arising out of this Agreement.

     13.6 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

     13.7 Performance Covenant. The Executive represents and warrants to the Company that the Executive is not party to any agreement which would prohibit the Executive from entering into this Agreement or performing fully the Executive's obligations hereunder.

     13.8 Survival of Covenants. The obligations of the Executive set forth in Article 8.0 herein, are independent covenants by which the Executive is and will remain bound notwithstanding any breach by the Company, and shall survive the termination of this Agreement.

     13.9 Taxes. Notwithstanding any other provision of this Agreement, the Company may withhold from amounts payable under this Agreement all federal, state, local and foreign taxes that are required to be withheld by applicable laws or regulations. All cash amounts required to be paid hereunder shall be paid in United States dollars.

     13.10 Entire Agreement. This Agreement constitutes the entire Agreement between the Company and the Executive and all previous representations or agreements, whether written or oral; including the Employment Agreement, are hereby annulled and superseded. No change, modification or alteration of any of the provisions of this Agreement shall be binding except by a written agreement executed by the parties hereto or their respective successors and legal representatives. Any action by the Company to amend or modify this Agreement must be approved by the Company's Board of Directors.

     IN WITNESS WHEREOF, the Executive has hereunto set the Executive's hand and, pursuant to the authorization of their respective Boards of Directors, the Company and National

Grid have caused this Agreement to be executed in their name on their behalf, all as of the day and year set forth below.


                                       William E. Davis

                                       /s/ William E. Davis
                                       ---------------------------

                                       Date: 5 December 2001


                                       National Grid USA
                                       By: /s/ [ILLEGIBLE]
                                          ------------------------
                                          Its

                                       Date:


                                       THE NATIONAL GRID GROUP PLC

                                       By: /s/ [ILLEGIBLE]
                                          ------------------------
                                          Its

                                       Date: 7.12.01